Exhibit 99.1

IsoEnergy and DISA Technologies Announce Closing of Transaction to Form DISA Uranium Corporation

TORONTO and CASPER, Wyo., Aug. 19, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy") (NYSE American: ISOU) (TSX: ISO) and DISA® Technologies, Inc. ("DISA") are pleased to announce the completion of the previously announced transaction to form DISA Uranium™ Corporation ("DISA Uranium" or the "Company"), a new technology-enabled U.S. uranium company positioned to strengthen domestic uranium supply and support the growing demand for secure, U.S.-sourced nuclear fuel.

Pursuant to the definitive agreement, IsoEnergy contributed its portfolio of permitted, past-producing conventional uranium mines in Utah, comprising the Tony M Mine, Daneros Mine, Rim Mine, Sage Plain Project, and Flatiron Project (the "Utah Portfolio") to DISA Uranium, in exchange for 1,677,350 shares of Common Stock of the Company (the "Transaction"). DISA Uranium combined IsoEnergy's Utah Portfolio with DISA's proprietary HPSA™ technology and remediation and recovery business.

Concurrent with the closing of the Transaction, DISA Uranium closed on the commitments for its previously announced US$105 million private placement financing (the "Financing"), with participation from Tembo Capital, BHP Ventures, Galvanize Climate Solutions, Valor Equity Partners, Evok Innovations, Halliburton Labs and Veriten. IsoEnergy invested US$33 million in the Financing. Following completion of the Transaction and Financing, IsoEnergy owns approximately 33% of DISA Uranium on a fully diluted basis and is DISA Uranium's largest shareholder.

Philip Williams, Chief Executive Officer and Director of IsoEnergy, commented, "The completion of this Transaction unlocks the value of our Utah Portfolio while providing IsoEnergy with meaningful exposure to a differentiated U.S. uranium platform. As DISA Uranium's largest shareholder, we are excited to support its growth and participate in the significant opportunity ahead."

Greyson Buckingham, Chief Executive Officer of DISA Uranium, commented, "The completion of this Transaction marks an important step in building DISA Uranium into a leading U.S. uranium company. With established uranium assets, innovative technology that unlocks a substantial stranded asset and strong financial backing, we are excited to advance our strategy and capitalize on the significant opportunity ahead."

Effective as of closing of the Transaction and Financing, the Board of Directors of DISA Uranium now consists of seven directors, including IsoEnergy Board of Directors Chairman Richard Patricio, IsoEnergy CEO and Director Phillip Williams, Tembo Capital Partner George Pyper as well as current members of the DISA Board of Directors, Greyson Buckingham, Scott Saxberg, Marty Reed, and former U.S. NRC Commissioner Jeffrey Merrifield.

With the Transaction complete, DISA Uranium intends to advance a multi-pronged strategy focused on deploying its HPSA technology to recover uranium from abandoned mine waste, bringing conventional U.S. uranium production back online, and developing domestic processing capacity. The Tony M Mine is expected to be a near-term priority within the Utah Portfolio, alongside the advancement of DISA Uranium's remediation activities and broader development strategy.

For additional information regarding the Transaction, please refer to the companies' news releases dated August 4, 2026.

About DISA Uranium

DISA Uranium™ Corporation (DISA Uranium) is redefining American uranium recovery and production. Headquartered in Casper, Wyoming, the veteran-led Company recovers uranium and vanadium from abandoned uranium mine (AUM) waste, remediates legacy sites left across the western United States, and applies its exclusive, patented   HPSA™ technology to make conventional uranium production cleaner, more efficient, and more economic. DISA Uranium holds the only U.S. Nuclear Regulatory Commission (NRC) license to treat and recover AUM waste across multiple sites - and with a growing conventional resource base behind it, the Company is building the domestic capacity to turn American waste and American ore into American fuel. Its mission is simple: restore the past while powering the future, and rebuild a secure, independent domestic uranium supply chain.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". This forward-looking information may relate to the Transaction, including statements with respect to the anticipated benefits of the Transaction; the future prospects of the Company; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions concerning the accuracy of management's assessment of the effects of the successful completion of the Transaction and that the anticipated benefits of the Transaction will be realized; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although the companies have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of the companies with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the companies, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of DISA Uranium to realize the benefits anticipated from the Transaction and the timing to realize such benefits; changes to IsoEnergy's and/or DISA Uranium's current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of DISA Uranium's business; negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the companies conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under IsoEnergy's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The companies do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: IsoEnergy Ltd.: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333; DISA Uranium™ Corporation: Media Contact: Kristin Walker, Chief External Affairs Officer, k.walker@disausa.com, 307-690-4705, www.disauranium.com

CO: IsoEnergy Ltd.

CNW 17:00e 19-AUG-26